UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DREAMS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

261983209

(CUSIP Number)

Daniel J. Winters

General Counsel

Kynetic, LLC

225 Washington Street, 3rd Floor

Conshohocken, PA 19428

(484) 534-8100

With copies to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 261983209

(1)	NAMES OF REPORTING PERSONS Michael G. Rubin
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 15,879,194 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 15,879,194 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,879,194 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (1)(2)(3)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents (i) 15,533,676 outstanding shares of common stock, no par value per share (“Common Shares”) of Dreams, Inc., a Utah corporation (“Dreams”), and (ii) 345,518 Common Shares issuable upon the exercise of options to purchase Common Shares, all of which are currently exercisable (the “Option Shares”), in each case that are the subject of the Support Agreements described herein.
(3)	Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 13, 2012, the reporting person is entitled to cast a total of 15,533,676 votes, or 34.8%, of the total votes that may be cast by Dreams shareholders as of such date (based on 44,662,579 Common Shares outstanding as of March 1, 2012). In the event that the Option Shares are issued upon exercise of options, the reporting person would be entitled to cast a total of 15,879,194 votes, or 35.3%, of the total votes that may be cast by Dreams shareholders as of such time (assuming 45,008,097 Common Shares outstanding as of such time).

CUSIP No. 261983209

(1)	NAMES OF REPORTING PERSONS Kynetic, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 15,879,194 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 15,879,194 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,879,194 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (1)(2)(3)
(14)	TYPE OF REPORTING PERSON (See Instructions) OO, HC

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents (i) 15,533,676 outstanding shares of common stock, no par value per share (“Common Shares”) of Dreams, Inc., a Utah corporation (“Dreams”), and (ii) 345,518 Common Shares issuable upon the exercise of options to purchase Common Shares, all of which are currently exercisable (the “Option Shares”), in each case that are the subject of the Support Agreements described herein.
(3)	Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 13, 2012, the reporting person is entitled to cast a total of 15,533,676 votes, or 34.8%, of the total votes that may be cast by Dreams shareholders as of such date (based on 44,662,579 Common Shares outstanding as of March 1, 2012). In the event that the Option Shares are issued upon exercise of options, the reporting person would be entitled to cast a total of 15,879,194 votes, or 35.3%, of the total votes that may be cast by Dreams shareholders as of such time (assuming 45,008,097 Common Shares outstanding as of such time).

CUSIP No. 261983209

(1)	NAMES OF REPORTING PERSONS FTS Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 15,879,194 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 15,879,194 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,879,194 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (1)(2)(3)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO, HC

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents (i) 15,533,676 outstanding shares of common stock, no par value per share (“Common Shares”) of Dreams, Inc., a Utah corporation (“Dreams”), and (ii) 345,518 Common Shares issuable upon the exercise of options to purchase Common Shares, all of which are currently exercisable (the “Option Shares”), in each case that are the subject of the Support Agreements described herein.
(3)	Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 13, 2012, the reporting person is entitled to cast a total of 15,533,676 votes, or 34.8%, of the total votes that may be cast by Dreams shareholders as of such date (based on 44,662,579 Common Shares outstanding as of March 1, 2012). In the event that the Option Shares are issued upon exercise of options, the reporting person would be entitled to cast a total of 15,879,194 votes, or 35.3%, of the total votes that may be cast by Dreams shareholders as of such time (assuming 45,008,097 Common Shares outstanding as of such time).

CUSIP No. 261983209

(1)	NAMES OF REPORTING PERSONS Fanatics, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 15,879,194 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 15,879,194 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,879,194 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (1)(2)(3)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents (i) 15,533,676 outstanding shares of common stock, no par value per share (“Common Shares”) of Dreams, Inc., a Utah corporation (“Dreams”), and (ii) 345,518 Common Shares issuable upon the exercise of options to purchase Common Shares, all of which are currently exercisable (the “Option Shares”), in each case that are the subject of the Support Agreements described herein.
(3)	Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 13, 2012, the reporting person is entitled to cast a total of 15,533,676 votes, or 34.8%, of the total votes that may be cast by Dreams shareholders as of such date (based on 44,662,579 Common Shares outstanding as of March 1, 2012). In the event that the Option Shares are issued upon exercise of options, the reporting person would be entitled to cast a total of 15,879,194 votes, or 35.3%, of the total votes that may be cast by Dreams shareholders as of such time (assuming 45,008,097 Common Shares outstanding as of such time).

CUSIP No. 261983209

(1)	NAMES OF REPORTING PERSONS Sweet Tooth Acquisition Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORT-ING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 15,879,194 (1)(2)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 15,879,194 (1)(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,879,194 (1)(2)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3% (1)(2)(3)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreements (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Represents (i) 15,533,676 outstanding shares of common stock, no par value per share (“Common Shares”) of Dreams, Inc., a Utah corporation (“Dreams”), and (ii) 345,518 Common Shares issuable upon the exercise of options to purchase Common Shares, all of which are currently exercisable (the “Option Shares”), in each case that are the subject of the Support Agreements described herein.
(3)	Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 13, 2012, the reporting person is entitled to cast a total of 15,533,676 votes, or 34.8%, of the total votes that may be cast by Dreams shareholders as of such date (based on 44,662,579 Common Shares outstanding as of March 1, 2012). In the event that the Option Shares are issued upon exercise of options, the reporting person would be entitled to cast a total of 15,879,194 votes, or 35.3%, of the total votes that may be cast by Dreams shareholders as of such time (assuming 45,008,097 Common Shares outstanding as of such time).

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Common Shares”), of Dreams Inc., a Utah corporation (the “Issuer”). The principal executive office of the Issuer is located at 2 South University Drive, Suite 325, Plantation Florida 33324.

Item 2. Identity and Background.

(a)—(c) This statement is being filed by Michael G. Rubin (“Rubin”); Kynetic, LLC, a Delaware limited liability company (“Kynetic”); FTS Holdings, Inc., a Delaware corporation (“FTS”); Fanatics, Inc., a Delaware corporation (“Fanatics”); and Sweet Tooth Acquisition Corp., a Delaware corporation (“Sweet”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The principal office and business address of each Reporting Person is 225 Washington Street, 3rd Floor, Conshohocken, PA 19428.

The present principal occupation of Rubin is Founder and Chief Executive Officer of Kynetic. He is the majority owner of Kynetic.

Kynetic owns three online commerce businesses: Fanatics, a leading online retailer of licensed sports merchandise, Rue La La, a leading online private sale destination in the U.S., and ShopRunner, an innovative members-only service which aggregates shopping benefits from the top retailers and brands.

FTS is a holding company that is wholly owned by Kynetic and wholly owns Fanatics. It does not conduct any business.

Fanatics is a leading online retailer of licensed sports merchandise.

Sweet is a wholly owned subsidiary of Fanatics. Sweet was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below) and has not engaged, and does not expect to engage, in any other business activities.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of each Reporting Person other than Rubin are listed on Schedule A attached hereto and are incorporated herein by reference.

(d) During the last five years, no Reporting Person and no person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person and no person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rubin is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Each Reporting Person may be deemed to have acquired beneficial ownership of 15,879,194 Common Shares pursuant to the Support Agreements (as defined below) and certain irrevocable proxies to vote such Common Shares granted thereunder.

In connection with the Amended and Restated Agreement and Plan of Merger, dated as of April 13, 2012 (the “Merger Agreement”), by and among Fanatics, Sweet and Dreams, which is attached hereto as Exhibit 99.1, and in consideration thereof, Fanatics and Sweet entered into Support Agreements, dated as of April 13, 2012 (collectively, the “Support Agreements”), with each of Ross Tannenbaum, the CEO of Dreams; Sam D. Battistone, the Chairman of Dreams; David Greene, Dreams’ Senior Vice President; Kevin Bates, Dreams’ Division President-Retail; Warren Greene, Richard Greene and Frost Gamma Investment Trust (the “Supporting Shareholders”), which are attached hereto as Exhibits 99.2 through 99.8, respectively. Neither Fanatics nor Sweet paid any additional consideration to the Supporting Shareholders in connection with the execution and delivery of the Support Agreements. In connection with the entry into the Merger Agreement, Fanatics entered into definitive equity financing with certain investment funds or private equity funds affiliated with Insight Venture Partners.

Item 4. Purpose of Transaction.

Upon the terms and subject to the conditions set forth in the Merger Agreement, Sweet will be merged with and into Dreams (the “Merger”), with Dreams surviving the Merger as a wholly owned subsidiary of Fanatics. Upon the Merger becoming effective (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, each share of the Dreams Common Shares issued and outstanding immediately prior to the Effective Time (other than shares held by shareholders who have properly exercised and perfected dissenters’ rights under Utah law) will be converted into the right to receive $3.45 in cash, without interest (“Merger Consideration”). As of the Effective Time, all such shares of Dreams Common Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

The Merger Agreement contains customary representations, warranties and covenants, including covenants requiring each of the parties to use reasonable best efforts to cause the Merger to be consummated. The completion of the Merger is subject to various customary closing conditions, including, among others, the approval and adoption of the Merger Agreement by the shareholders of Dreams entitled to vote thereon (“Shareholder Approval”). The Dreams Board has agreed to recommend that Dreams shareholders adopt the Merger Agreement, subject to its ability to change its recommendation under certain circumstances. The Merger Agreement also requires Dreams to convene and hold a shareholders’ meeting to vote on the approval of the Merger Agreement, regardless of whether an alternative proposal has been made or a change in the recommendation of the Dreams Board has occurred. The Merger Agreement contains certain termination rights, and provides that in the event of termination of the Merger Agreement under specified circumstances, Dreams will owe Fanatics a cash termination fee of $5.5 million (the “Breakup Fee”). In addition, subject to certain limitations, either party may terminate the Merger Agreement if the Shareholder Approval is not obtained at the Company’s shareholder meeting or if the Merger is not consummated before October 12, 2012.

In connection with the Merger Agreement, the Supporting Shareholders, each in its capacity as a shareholder of Dreams, entered into the Support Agreements. Under the terms of the Support Agreements, each Supporting Shareholder has agreed, among other things, to (i) vote all Common Shares in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and against any competing transaction or any other action, proposal or agreement that would reasonably be expected to interfere with or delay the consummation of the transactions contemplated by the Merger Agreement, (iii) appoint the Reporting Persons as such Supporting Shareholder’s proxy to vote such Shares in connection with the Merger Agreement and (iv) not transfer such Shares or enter into any other arrangements inconsistent with the Support Agreements. In addition, Ross Tannenbaum has also agreed to pay Fanatics fifty percent (50%) of the excess of (i) (A) any proceeds per Common Share that such Supporting Shareholder receives from the sale of Common Shares in connection with an Acquisition Proposal (including a Superior Proposal) (as such terms are defined in the Merger Agreement) over (B) the Merger Consideration for such Common Shares, if an agreement for such Acquisition Proposal (including a Superior Proposal) is entered into or completed, within one year of the termination of the Merger Agreement under circumstances which result in Dreams being obligated to pay a Breakup Fee to Fanatics; and (ii) (A) any proceeds per Common Share that such Supporting Shareholder receives from Fanatics in excess of (B) the original Merger Consideration for such Common Shares, if the Merger closes and prior to the Effective Time Fanatics has increased the Merger Consideration.

The Support Agreements will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) any amendment or other modification of the Merger Agreement that reduces the amount of the Merger Consideration or is otherwise materially adverse to the Supporting Shareholder.

Upon the consummation of the Merger, (i) the directors of Sweet immediately prior to the Effective Time will be the directors of Dreams as the surviving corporation until the next annual meeting of shareholders of the surviving corporation (or their earlier resignation or removal) or until their respective successors are duly elected and qualified, as the case may be, (ii) the articles of incorporation of the surviving corporation shall be as set forth as Exhibit A to the Merger Agreement, and (iii) the bylaws of the surviving corporation shall be as set forth as Exhibit B to the Merger Agreement.

If the Merger is consummated as planned, the Common Shares will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the NYSE Amex Equities Exchange.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Support Agreements included as Exhibits 99.1 through 99.8 respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer.

(a)—(b) None of the Reporting Persons owns any Common Shares. However, as described in Item 4 of this Statement, as a result of the Support Agreements, each Reporting Person may be deemed to be the beneficial owner of 15,879,194 Common Shares. Subject to the terms and conditions of the Support Agreements, and based on the share holdings of the parties to the Support Agreements as of April 13, 2012, each Reporting Person is entitled to cast a total of 15,533,676 votes, or 34.8%, of the total votes that may be cast by Dreams shareholders as of such date (based on 44,662,579 Common Shares outstanding as of March 1, 2012). In the event that the Option Shares are issued upon exercise of options, each Reporting Person would be entitled to cast a total of 15,879,194 votes, or 35.3%, of the total votes that may be cast by Dreams shareholders as of such time (assuming 45,008,097 Common Shares outstanding as of such time).

The Reporting Persons do not have sole voting or sole dispositive power with respect to any of such Common Shares, but may be deemed to have shared voting and shared dispositive power with respect to all such Common Shares. The Reporting Persons may be deemed to share with the Supporting Shareholders the power to vote such Common Shares solely with respect to those matters described in Item 4 of this Schedule 13D and in the Support Agreements, which are incorporated herein by reference. The Reporting Persons also may be deemed to share with the Supporting Shareholders the power to dispose of such Common Shares solely to the extent provided for in the Support Agreements, as more fully described in Item 4 of this Statement and in the Support Agreements, which are incorporated herein by reference.

Mr. Alan Trager, listed as a director and executive officer of three of the Reporting Persons on Schedule A hereto, directly owns and has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of 1,000 Common Shares, which he purchased on October 9, 2007. Each of the Reporting Persons disclaims beneficial ownership of such Common Shares.

Except as otherwise described in this Schedule 13D, no Reporting Person and no person listed on Schedule A hereto has an equity or other ownership interest in Dreams.

(c) As described in Items 3 and 4 of this Statement, Fanatics and Sweet have entered into the Support Agreements and the Merger Agreement within the last sixty days. No Reporting Person and no person listed on Schedule A hereto has effected any other transaction in the Common Shares during the past sixty days.

(d) To the knowledge of the Reporting Persons, no person, other than the Supporting Shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 20, 2012, Rubin, Kynetic, FTS, Fanatics and Sweet entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing of statements on Schedule 13D with respect to the securities of the Dreams to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.9 hereto and is incorporated herein by reference.

Except for the Joint Filing Agreement and as set forth in Item 4 of this Schedule 13D, which is incorporated herein by reference, no Reporting Person and no person listed on Schedule A hereto has any contracts, arrangements, understandings or relationships with respect to any securities of Dreams (including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7. Material to be Filed as Exhibits.

99.1 Amended and Restated Agreement and Plan of Merger, dated as of April 13, 2012, among Dreams, Inc., Sweet Tooth Acquisition Corp., and Fanatics, Inc.(1)

99.2 Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Ross Tannenbaum.(2)

99.3 Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Sam Battistone.(2)

99.4 Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and David Greene.(2)

99.5 Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Kevin Bates.(2)

99.6 Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Warren Greene.(2)

99.7 Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Richard Greene.(2)

99.8 Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Frost Gamma Investment Trust.(2)

99.9 Joint Filing Agreement, dated as of April 20, 2012, among Michael G. Rubin, Kynetic, LLC, FTS Holdings, Inc. Fanatics, Inc. and Sweet Tooth Acquisition Corp.

(1) Filed as an exhibit with Dream’s Form 8-K/A on April 17, 2012 and incorporated herein by reference.

(2) Filed as an exhibit with Dream’s Form 8-K on April 16, 2012 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2012	/s/ Michael G. Rubin
Michael G. Rubin

Date: April 20, 2012	KYNETIC, LLC

/s/ Michael G. Rubin
Name: Michael G. Rubin
Title: CEO

Date: April 20, 2012	FTS HOLDINGS, INC

/s/ Thomas Baumlin
Name: Thomas Baumlin
Title: CFO

Date: April 20, 2012	FANATICS, INC

/s/ Thomas Baumlin
Name: Thomas Baumlin
Title: CFO

Date: April 20, 2012	SWEET TOOTH ACQUISITION CORP.

/s/ Thomas Baumlin
Name: Thomas Baumlin
Title: CFO

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF KYNETIC, LLC, FTS HOLDINGS, INC.,

FANATICS, INC., AND SWEET TOOTH ACQUISITION CORP.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of each reporting person. All the individuals listed below are citizens of the United States.

Member and Executive Officers of Kynetic, LLC

Name	Position at Kynetic, LLC	Present Principal Occupation or Employment and Business Address
Michael G. Rubin	Managing Member, CEO	CEO of Kynetic, LLC 225 Washington Street, 3rd Floor Conshohocken, PA 19428

Daniel Winters	Secretary and General Counsel	General Counsel of Kynetic, LLC 225 Washington Street, 3rd Floor Conshohocken, PA 19428

Michael Conn	CFO and Treasurer	CFO of Kynetic, LLC 225 Washington Street, 3rd Floor Conshohocken, PA 19428

Directors and Executive Officers of FTS Holdings, Inc.

Name	Position at FTS Holdings, Inc.	Present Principal Occupation or Employment and Business Address
Michael G. Rubin	Director	CEO of Kynetic, LLC 225 Washington Street, 3rd Floor Conshohocken, PA 19428

M. Jeffrey Branman	Director	Senior Managing Director of Hilco Consumer Capital Corp. c/o Kynetic, LLC 225 Washington Street, 3rd Floor Conshohocken, PA 19428

Michael Conn	Director	CFO of Kynetic, LLC 225 Washington Street, 3rd Floor Conshohocken, PA 19428

Alan Trager	Director, President and CEO	CEO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Brent Trager	COO and Secretary	COO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Thomas Baumlin	CFO and Treasurer	CFO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Directors and Executive Officers of Fanatics, Inc.

Name	Position at Fanatics, Inc.	Present Principal Occupation or Employment and Business Address
Mitchell Trager	Director	Executive at Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Alan Trager	Director, President and CEO	CEO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Brent Trager	Director, COO and Secretary	COO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Thomas Baumlin	CFO and Treasurer	CFO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Directors and Executive Officers of Sweet Tooth Acquisition Corp.

Name	Position at Sweet Tooth Acquisition Corp.	Present Principal Occupation or Employment and Business Address
Alan Trager	Director, President and CEO	CEO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

Thomas Baumlin	CFO and Treasurer	CFO of Fanatics, Inc. 5245 Commonwealth Ave. Jacksonville, FL 32254

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Amended and Restated Agreement and Plan of Merger, dated as of April 13, 2012, among Dreams, Inc., Sweet Tooth Acquisition Corp., and Fanatics, Inc.(1)

99.2	Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Ross Tannenbaum.(2)

99.3	Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Sam Battistone.(2)

99.4	Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and David Greene.(2)

99.5	Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Kevin Bates.(2)

99.6	Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Warren Greene.(2)

99.7	Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Richard Greene.(2)

99.8	Support Agreement dated as of April 13, 2012, among Fanatics, Inc., Sweet Tooth Acquisition Corp., and Frost Gamma Investment Trust.(2)

99.9	Joint Filing Agreement, dated as of April 19, 2012, among Michael G. Rubin, Kynetic, LLC, FTS Holdings, Inc. Fanatics, Inc. and Sweet Tooth Acquisition Corp.

(1)	Filed as an exhibit with Dream’s Form 8-K/A on April 17, 2012 and incorporated herein by reference.

(2)	Filed as an exhibit with Dream’s Form 8-K on April 16, 2012 and incorporated herein by reference.